# The Merger Fund VL

## A Westchester Capital Fund

- Historically, minimal correlation with equities
- Historically, negative correlation with fixed income
- Positive correlation with interest rates

## Fund Facts

| | |
|---|---|
| Morningstar Category | US Insurance Market Neutral |
| Investment Strategy | Event Driven |
| Ticker | MERVX |
| Inception Date | 5/24/2004 |
| Management Fee | 1.25% |
| Fund Size | $ 41,575,468 |

The total annual operating expense ratio of the Fund was 2.57%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2019 only with the approval of the Board of Trustees), total annual operating expenses were 1.84% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2018 prospectus.

## Investment Growth

Time Period: 5/25/2004 to 12/31/2018



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

## Trailing Returns (as of month-end)

As of Date: 12/31/2018

| | MTD | 3 Mo | YTD | 1-Yr | 3-Yrs | 5-Yrs | 10-Yrs | Since Incept. |
|---|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.49% | 1.73% | 7.09% | 7.09% | 4.01% | 2.48% | 3.64% | 4.74% |
| Wilshire Event Driven | -1.01% | -1.65% | 0.27% | 0.27% | 2.16% | 0.26% | 2.73% | 2.68% |
| Barc Agg Bond | 1.84% | 1.64% | 0.01% | 0.01% | 2.06% | 2.52% | 3.48% | 4.01% |
| Benchmark: US 3-mo T-Bill | 0.18% | 0.56% | 1.87% | 1.87% | 1.02% | 0.63% | 0.37% | 1.33% |
| US Insurance Market Neutral | -1.50% | -0.44% | 3.74% | 3.74% | 3.49% | 0.65% | — | — |

## Trailing Returns (as of quarter-end)

As of Date: 12/31/2018

| | MERVX |
|---|---|
| QTD | 1.73% |
| 1 Year | 7.09% |
| 3 Years | 4.01% |
| 5 Years | 2.48% |
| 10 Years | 3.64% |
| Since Inception | 4.70% |

*The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.*

## Performance Relative to Peer Group

As of Date: 12/31/2018



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

# The Merger Fund VL

## Portfolio

| | |
|---|---|
| Avg. position size: | 0.94% |
| Number of long positions: | 82 |
| Number of short positions: | 15 |
| Percent invested: | 77.43% |

**TOP 10 Holdings**  40.73%
1. Altaba Inc.
2. Twenty-First Century Fox, Inc Cl. B
3. Red Hat, Inc.
4. Randgold Resources Limited
5. Shire PLC
6. ARRIS International plc
7. Aspen Insurance Holdings Limited
8. Dominion Energy Midstream Partners, LP
9. Valero Energy Partners LP
10. Esterline Technologies Corp.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

## 3-Year Risk Metrics

Time Period: 1/1/2016 to 12/31/2018

| | Merger VL | Wilshire Event Driven | Barc Agg Bond |
|---|---|---|---|
| Std Dev | 2.87% | 2.10% | 2.88% |
| Sharpe Ratio | 1.01 | 0.49 | 0.34 |
| Sortino Ratio | 1.75 | 0.70 | 0.48 |
| Beta (vs S&P 500) | 0.07 | 0.16 | -0.04 |
| Correlation (vs S&P 500) | 6.34 | 62.59 | 2.25 |
| Beta (vs Barclays Agg) | -0.14 | -0.15 | 1.00 |
| Correlation (vs Barclays Agg) | 2.19 | 3.93 | 100.00 |

## Deal Terms | Regional Exposure | Sector Exposure



**Deal Terms**
- Cash: 52.47%
- Stock and Stub: 23.57%
- Stock with Fixed Exchange Ratio: 14.77%
- Cash & Stock: 9.15%
- Stock with Flexible Exchange Ratio (Collar): 0.04%

**Regional Exposure**
- United States: 84.68%
- Europe ex-U.K.: 9.02%
- North America Offshore: 3.42%
- Asia ex-Japan: 1.64%
- Canada: 0.67%
- United Kingdom: 0.44%
- Mexico: 0.13%

**Sector Exposure**
- Consumer Disc.: 16.69%
- Information Tech.: 15.62%
- Communication...: 13.97%
- Other: 10.28%
- Health Care: 9.38%
- Industrials: 9.18%
- Materials: 9.07%
- Energy: 8.48%
- Financials: 3.60%
- Utilities: 2.51%
- Consumer Staples: 0.77%
- Real Estate: 0.47%